SECURITIES A[...] 04016342 [...]ON
Wa[...] 20549

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SEC FILE NUMBER
8-32565

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AmSouth Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Riverchase Parkway East
(No. and Street)

(City)	(State)	(Zip Code)
Birmingham	Alabama	35244

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin W. Parks (205) 560-7535
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)
1901 Sixth Avenue North, Suite 1900	**Birmingham**	**Alabama**	**35203**

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin W. Parks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of AmSouth Investment Services, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Controller / Vice President

Title

KAREN L. COPPER
NOTARY PUBLIC
STATE OF ALABAMA
COMM. EXP. 12-17-2005

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

AmSouth Investment Services, Inc.

Years ended December 31, 2003 and 2002

with Report of Independent Auditors

AmSouth Investment Services, Inc.

Financial Statements
and Other Financial Information

Years ended December 31, 2003 and 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
AmSouth/Harbert Plaza
Suite 1900
1901 Sixth Avenue North
Birmingham, Alabama 35203

Phone: (205) 251-2000
www.ey.com

Report of Independent Auditors

Board of Directors and Stockholder
AmSouth Investment Services, Inc.

We have audited the accompanying statements of financial condition of AmSouth Investment Services, Inc. as of December 31, 2003 and 2002, and the related statements of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AmSouth Investment Services, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

February 18, 2004

AmSouth Investment Services, Inc.

Statements of Financial Condition

	December 31	
	2003	**2002**
Assets		
Cash	**$ 26,879,698**	$ 1,715,182
Securities owned at market value:		
Mortgage backed securities	**2,593,281**	21,555,323
Other securities	**1,286,894**	48,273,773
Receivables from clearing brokers and dealers	**4,206,268**	1,310,054
Annuity receivables	**1,198,995**	1,139,739
Furniture, equipment and leasehold improvements (net of accumulated depreciation of $2,606,867 and $2,310,274 at December 31, 2003 and 2002, respectively)	**1,673,776**	1,399,966
Deferred tax asset	**368,893**	–
Other assets	**600,569**	580,305
Total assets	**$ 38,808,374**	$ 75,974,342
Liabilities and stockholder's equity		
Liabilities:		
Accrued personnel expenses	**$ 1,814,727**	$ 1,764,302
Current income taxes payable	**1,111,608**	662,929
Deferred income tax liability	**–**	281,271
Other liabilities	**1,537,264**	694,751
Total liabilities	**4,463,599**	3,403,253
Stockholder's equity:		
Common stock - $100 par; one share authorized, issued and outstanding	**100**	100
Capital surplus	**274,900**	274,900
Retained earnings	**34,069,775**	72,296,089
Total stockholder's equity	**34,344,775**	72,571,089
Total liabilities and stockholder's equity	**$ 38,808,374**	$ 75,974,342

See accompanying notes.

AmSouth Investment Services, Inc.

Statements of Income

	Year ended December 31 2003	2002
Revenues:		
Mutual fund commissions	**$ 14,254,311**	$ 14,568,718
Brokerage fees	**4,519,116**	4,834,411
Annuity commissions	**38,722,818**	49,052,494
Fixed income securities fees	**9,298,357**	8,452,584
Interest on investments	**576,913**	2,242,517
Directed trades	**59,019**	143,942
Miscellaneous	**2,988,083**	863,262
Total revenues	**70,418,617**	80,157,928
Expenses:		
Personnel expense	**44,691,658**	45,979,556
Occupancy expense	**2,022,852**	1,686,127
Equipment	**481,296**	505,182
Depreciation	**691,322**	567,373
Clearing and execution	**2,323,439**	2,784,036
Travel and convention	**1,384,374**	1,075,236
Data subscription services	**1,420,319**	1,236,702
Fees to clearing firm	**1,222,000**	1,478,503
Postage and office supplies	**528,566**	675,657
Telephone and telegraph	**656,828**	858,408
Non-credit losses	**1,596,357**	853,454
Professional fees	**906,270**	469,489
Advertising	**82,511**	96,779
Other operating expenses	**1,353,712**	1,583,498
Total expenses	**59,361,504**	59,850,000
Income before income taxes	**11,057,113**	20,307,928
Income tax expense	**4,283,427**	7,878,059
Net income	**$ 6,773,686**	$ 12,429,869

See accompanying notes.

AmSouth Investment Services, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Capital Surplus	Retained Earnings	Total
Balance at December 31, 2001	$ 100	$ 274,900	$ 59,866,220	$ 60,141,220
Net income	–	–	12,429,869	12,429,869
Balance at December 31, 2002	100	274,900	72,296,089	72,571,089
Net income	–	–	**6,773,686**	**6,773,686**
Dividends paid			**(45,000,000)**	**(45,000,000)**
Balance at December 31, 2003	**$ 100**	**$ 274,900**	**$ 34,069,775**	**$ 34,344,775**

See accompanying notes.

AmSouth Investment Services, Inc.

Statements of Cash Flows

	Year ended December 31	
	2003	**2002**
Operating activities		
Net income	**$ 6,773,686**	$ 12,429,869
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	**691,322**	567,373
Provision for deferred income taxes	**(650,164)**	(337,188)
(Increase) decrease in assets:		
Securities	**65,948,921**	(8,539,285)
Receivables from clearing brokers and dealers	**(2,896,214)**	10,116
Annuity receivables	**(59,256)**	1,314,259
Other assets	**(20,264)**	32,710
Increase (decrease) in liabilities:		
Accrued personnel expenses	**50,425**	(1,419,997)
Current income tax payable	**448,679**	482,190
Due to clearing firm	**(189,289)**	(3,336,848)
Other liabilities	**1,031,802**	(376,824)
Net cash provided by operating activities	**71,129,648**	826,375
Investing activities		
Net purchases of premises and equipment	**(965,132)**	(143,453)
Net cash used in investing activities	**(965,132)**	(143,453)
Financing activities		
Dividends paid	**(45,000,000)**	–
Net cash used in financing activities	**(45,000,000)**	–
Increase in cash	**25,164,516**	682,922
Cash and cash equivalents at beginning of year	**1,715,182**	1,032,260
Cash and cash equivalents at end of year	**$ 26,879,698**	$ 1,715,182
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Income taxes	**$ 4,483,348**	$ 7,725,210

See accompanying notes.

AmSouth Investment Services, Inc.

Notes to Financial Statements

December 31, 2003 and 2002

1. Summary of Significant Accounting Policies

AmSouth Investment Services, Inc. (AIS or Company) is a wholly-owned subsidiary of AmSouth Bank (a wholly-owned subsidiary of AmSouth Bancorporation, the Parent Company). AIS provides securities brokerage services to Alabama, Florida, Tennessee, Mississippi, Louisiana and Georgia markets. The financial statements of AIS conform to accounting principles generally accepted in the United States.

Effective December 10, 2003, AIS entered into a clearing firm agreement with Pershing LLC and terminated a similar contract with National Financial Services Corporation (NFSC). Pershing clears security transactions for AIS customers and carries the accounts of such customers on a fully disclosed basis. AIS also has clearing agreements with several investment companies whereby these companies clear mutual fund and unit investment trust transaction for AIS customers. These investments companies carry the accounts of such customers on a fully disclosed basis. AIS brokers sell fixed and variable rate annuities and insurance policies through agreements with several insurance companies. AIS acts only as an agent of the respective insurance companies issuing the policies.

Securities transactions and related revenues are recorded in the accounts on a trade date basis.

Depreciation of furniture, equipment and leasehold improvements is computed using the straight-line method over the estimated useful lives of the assets (up to 10 years). Fixed assets are recorded at cost, less accumulated depreciation.

The Company has defined cash and cash equivalents as those amounts included in the statements of financial condition as cash.

At December 31, 2003 and 2002, investments consist primarily of mortgage backed securities and other securities consisting of money market investments and other short-term investments. Investments are valued at market with unrealized gains and losses reflected in revenue. For the purposes of fair value disclosure, the estimated fair value of investments with immediate and shorter-term maturities (generally 90 days or less) is assumed to be the same as the recorded book value. While certain investments at December 31, 2003 and 2002 have purchased maturities of less than 90 days, the Company has not classified such amounts as cash equivalents as the funds are held for investment purposes.

1. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

2. Receivables from/Payables to Clearing Brokers or Dealers

The receivables from clearing brokers and dealers consist of commissions and/or fees from clearing brokers or dealers earned during the year but not yet paid.

3. Related Party Transactions

The Company engaged in transactions with AmSouth Bank and its affiliates as shown below. All significant amounts are eliminated at the parent company.

	December 31,	
	2003	**2002**
Transactions included in the statements of financial condition:		
Current income taxes payable	**$ 1,111,608**	$ 662,929
Receivable from AmSouth Bank	**257,325**	206,991
Transactions included in statements of income:		
Investment services income	**$ 1,004,632**	$ 694,434
Occupancy expense	**1,962,256**	1,608,880
Transactions included in statements of cash flows:		
Cash paid for income taxes	**$ 4,416,308**	$ 7,688,499

4. Net Capital Requirements

Pursuant to the Uniform Net Capital requirement of the Securities and Exchange Commission (Rule 15c3-1), the Company is required to maintain Minimum Net Capital, as defined by such rule. At December 31, 2003 the Company had net capital of $6,225,022 or an excess of $5,939,897 over required net capital of $285,125. In addition, "Aggregate Indebtedness", as defined, cannot exceed 1,000% of Net Capital. At December 31, 2003 the Company's percentage of Aggregate Indebtedness to Net Capital was approximately 69%.

5. Income Taxes

The Company is included in the Parent Company's consolidated federal income tax return and state excise tax return for Alabama, Tennessee and Mississippi. Income tax expenses or benefits are computed on a separate return basis without giving effect to consolidated return exemptions and tax brackets. The Company makes payments to, or receives reimbursement from, the parent of the consolidated group for federal and state excise taxes in accordance with the consolidated group's tax sharing agreement. The portion of the Company's expense, which relates to current and deferred income taxes is $4,933,591 and $(650,164) respectively, for the year ended December 31, 2003 and the portion of the Company's expense which relates to current and deferred income taxes is $8,215,247 and ($337,188), respectively, for the year ended December 31, 2002. The difference between the effective tax rate and the federal statutory rate is primarily due to state taxes.

5. Income Taxes (continued)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

	December 31	
	2003	**2002**
Deferred tax assets:		
Depreciation	**$ 24,855**	$ 67,220
Deferred compensation	**26,334**	10,878
Mark to market	**14,376**	–
Miscellaneous reserves	**309,600**	178,072
Total deferred tax assets	**375,165**	256,170
Deferred tax liabilities:		
Bonus depreciation	–	(36,006)
Pension expense	–	(400,733)
Mark to market	–	(84,050)
Other	**(6,272)**	(16,652)
Total deferred tax liabilities	**$ (6,272)**	$ (537,441)
Net deferred tax asset/(liability)	**$ 368,893**	$ (281,271)

6. Benefit Plans

AIS participates in a trusteed pension plan for the benefit of substantially all employees of the Parent Company and its subsidiaries. Costs of the pension plan are computed under the projected unit credit method under the provisions of Statement No. 87 of the Financial Accounting Standards Board. The Parent Company's funding policy is to contribute amounts to the plan sufficient to meet minimum funding requirements as set by law. The assets of the plan are invested primarily in listed stocks, bonds and U.S. obligations. The company uses a September 30 measurement date for its pension plan. The Parent Company used the value of the projected benefit obligation at September 30, 2003 and 2002, respectively: a discount rate of 6.00% and 6.65% and a rate of compensation increase of 3.75% and 4.40%. The Parent Company used the following weighted average assumptions for determining net periodic benefit cost for the fiscal years ending December 31, 2003 and 2002, respectively: a discount rate of 6.65% and 7.50%, an

6. Benefit Plans (continued)

expected long-term rate of return on plan assets of 8.75% and 9.50% and a rate of compensation increase of 4.40% and 5.25%. Benefit information is not available from the actuary for individual subsidiaries of the Parent Company. AIS participates in the Parent Company's 401(K) plan. Matching contributions were $1,038,091 and $964,546 and in December 31, 2003 and 2002, respectively.

7. Contingencies

Various legal proceedings are pending against the Company. The actions arise in the ordinary course of the Company's business and include actions related to its investment, trust and other activities. Because some of these actions are complex, and for other reasons, it may take a number of years to finally resolve them. Based upon legal counsel's opinion, management considers that any liability resulting from the proceedings would not have a material impact on the financial condition or results of operations of the Company.

8. Fixed Assets

Fixed assets at December 31, 2003 and 2002 are summarized as follows:

	December 31,	
	2003	**2002**
Fixed Assets		
Furniture and equipment	**$ 3,698,840**	$ 3,128,437
Leasehold improvements	**581,803**	581,803
	4,280,643	3,710,240
Less: Accumulated Depreciation	**2,606,867**	2,310,274
	$ 1,673,776	$ 1,399,966

9. Financial Guarantees

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" which provides accounting and disclosure requirements for certain guarantees. The disclosure requirements are effective for financial statements of interim or annual period ending after December 15, 2002. The Interpretation's initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2003, the total amount of customer balances subject to such indemnification was approximately $28.5 million (i.e. margin debits). In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

10. Breakpoint Reserves

In March 2003, the NASD sent notices to its members directing them to perform a self-assessment for the period January 1, 2001 to December 31, 2002 to determine if refunds were owed to customers as a result of not delivering all breakpoint discounts to customers purchasing Class A shares of front-end load mutual funds. The Company performed the self-assessment, and as a result, the NASD estimated an amount of refunds owed for this period. Additional refunds may be owed to customers for periods prior to 2001. The Company has taken measures, such as customer mailings, in an attempt to quantify these amounts. Based on the self-assessment and additional measures, the Company recorded a liability of $500,000 in 2003.

Other Financial Information

AmSouth Investment Services, Inc.

Schedule I

Computation of Net Capital and Aggregate Indebtedness Under
Rule 15c3-1 of the Securities and Exchange Commission

	December 31, 2003
Computation of net capital	
Total stockholder's equity from statement of financial condition	$ 34,344,775
Nonallowable assets:	
Furniture and equipment	1,673,776
Cash (nonallowable)	21,932,906
Deferred tax asset	368,893
Prepaid expenses	271,963
Annuity receivables	1,198,995
Receivables from clearing brokers and dealers	2,128,193
Receivable from AmSouth Bank	257,325
Securities haircuts	228,425
Other non-allowable receivables	59,277
Net capital	$ 6,225,022
Computation of basic net capital requirements	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 285,125
Minimum dollar net capital requirement	$ 250,000
Net capital requirement (greater of above amounts)	$ 285,125
Excess net capital	$ 5,939,897
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 5,797,545
Computation of aggregate indebtedness	
Total aggregate indebtedness from statement of financial condition	$ 4,463,599
Exclusions from aggregate indebtedness:	
Securities sold not yet purchased	(188,864)
Total aggregate indebtedness	$ 4,274,735
Percentage of aggregate indebtedness to net capital	69%

AmSouth Investment Services, Inc.

Schedule I (continued)

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this audited report and the computation included in the respondent's corresponding unaudited Form X-17a-5 Part II filing as of December 31, 2003.

AmSouth Investment Services, Inc.

Schedule II

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

AIS did not maintain physical possession or control of any securities for the account of customers during the year ended December 31, 2003. Accordingly, the possession or control requirements under Rule 15c3-3 are not applicable to AIS.

ERNST & YOUNG

Ernst & Young LLP
AmSouth/Harbert Plaza
Suite 1900
1901 Sixth Avenue North
Birmingham, Alabama 35203

Phone: (205) 251-2000
www.ey.com

Report on Internal Controls Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Report of Independent Auditors

Board of Directors and Stockholder
AmSouth Investment Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of AmSouth Investment Services, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 18, 2004

CONFIDENTIAL

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT

CONFIDENTIAL PURSUANT TO RULE 17a-5(e) (3)

DATE--DECEMBER 31, 2003

AmSouth Investment Services, Inc.
(Name of Respondent)

250 Riverchase Parkway East, Birmingham, AL 35244
(Address of principal executive office)

Kevin Parks
Controller
AmSouth Investment Services, Inc.
P.O. Box 830329
Birmingham, Alabama 35283
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)